HURCO COMPANIES, INC.

One Technology Way

Indianapolis, IN 46268

September 15, 2016

VIA EDGAR

Martin James

Senior Assistant Chief Accountant

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Hurco Companies, Inc.
Form 10-K for Fiscal Year Ended October 31, 2015
Filed January 8, 2016
File No. 000-09143

Dear Mr. James:

This letter is submitted in response to the Staff’s comment letter, dated September 8, 2016, with respect to the review of the above-referenced filing of Hurco Companies, Inc. (“we,” “us,” “our,” “Hurco” or the “Company”). For your convenience, we have reproduced the text of the Staff’s comments in bold-face below, and our response thereto follows each comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

1.	We note that on page 3, you include a table of revenues divided into four product categories. In Note 16, on page 64, you similarly show four product categories in your table. Please tell us why you only reflect two product categories in the table on page 23 of your MD&A.

Company Response: The table on page 23 of the MD&A presented two categories: computerized machine tools, which is our largest component of revenues, and the three aftermarket sales categories aggregated together (computer control systems and software, service parts and service fees). We combined these latter categories to reflect the timing of when our products are sold; specifically, to distinguish the latter as revenues from aftermarket options and services. In response to the Staff’s comment, however, in future filings we will revise the table to show four product categories to provide consistency with the presentations in the tables on page 3 and in Note 16 on page 64.

2.	With respect to the table of revenues by product categories, we note no discussion of the significant reasons for changes in the amounts in each category. Please revise future filings to explain the underlying causes of significant changes. Refer to Item 303(a)(3) of Regulation S-K.

Company Response: In response to the Staff’s comment, in future filings, we will provide discussion of the significant reasons for changes in the amounts in each category.

Liquidity and Capital Resources, page 25

3.	It appears that you are presenting a non-GAAP measure for working capital excluding cash and cash equivalents. In future filings, when presenting non-GAAP measures, please include all of the disclosures required by Item 10(e) of Regulation S-K.

Company Response: In future filings, we will modify our liquidity and capital resources discussion to present using GAAP measures for working capital. In response to the Staff’s comment, to the extent that we present a non-GAAP measure in future filings, we will include all of the disclosures required by Item 10(e) of Regulation S-K.

Item 8. Financial Statements

Note 16. Segment Information, page 63

4.	We note that you include all revenues attributed to customers in North America in one line item. In future filings please disclose revenues for the U.S., your country of domicile, in accordance with ASC 280-10-50-41(a).

Company Response: In response to the Staff’s comment, in future filings, we will separately disclose the revenues attributed to customers in the United States from our subtotal of North American revenues in accordance with ASC 280-10-50-41(a).

As requested in your letter, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter or if you require additional information, please contact me at (317) 293-5309.

Respectfully submitted,

/s/ Sonja K. McClelland

Sonja K. McClelland
Vice President, Secretary, Treasurer and Chief Financial Officer